UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Jayud Global Logistics Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G5084H103

(CUSIP Number)

October 28, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G5084H103

1.	Names of Reporting Persons. Lisheng Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,664,273 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,664,273 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,664,273 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

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SCHEDULE 13G

CUSIP No. G5084H103

1.	Names of Reporting Persons. Long Hing Wholesale Express, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 444,445 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 444,445 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,445 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

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Item 1(a). Name of Issuer:

Jayud Global Logistics Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

Building 3, No. 7 Gangqiao Road

Li Lang Community, Nanwan Street

Longgang District, Shenzhen

People’s Republic of China

Item 2(a). Name of Person Filing:

Lisheng Yu

Long Hing Wholesale Express, LLC

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of each of the reporting persons are: 13366 Murphy Road, Stafford, TX 77477

Item 2(c). Citizenship:

Lisheng Yu - a U.S.A citizen

Long Hing Wholesale Express, LLC - a Texas limited liability company

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”).

Item 2(e). CUSIP No.:

G5084H103

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership

The following information with respect to the ownership of Class A Ordinary Shares by the reporting person is provided as of October 21, 2024:

Reporting person	Amount beneficially Owned	Percent of class[1]	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Lisheng Yu	2,664,2732	6.6	2,664,273[2]	0	2,664,273[2]	0
Long Hing Wholesale Express, LLC	444,445	1.1	444,445	0	444,445	0

1	The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on a total of 40,095,605 issued and outstanding Class A Ordinary Shares of the Issuer as of October 28, 2024, as provided by the Issuer to the reporting person.
2

Represents 2,219,828 shares of Class A Ordinary Shares held directly by Mr. Lisheng Yu and 444,445 Class A Ordinary Shares directly held by Long Hing Wholesale Express, LLC. Mr. Lisheng Yu is the sole owner of Long Hing Wholesale Express, LLC.

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Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

Lisheng Yu

By:	/s/ Lisheng Yu

Long Hing Wholesale Express, LLC

By:	/s/ Lisheng Yu
	Name:	Lisheng Yu
	Title:	Owner

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LIST OF EXHIBITS

Exhibit 99.1 –	Joint Filing Agreement dated November 8, 2024, by and among the Reporting Persons

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